Form 10-K, Exhibit 13
period 1994-01-29
PENNEY J C FUNDING CORP
filed 1994-04-13
CIK 77193

                                                                      Exhibit 13
                                                                  CONFORMED COPY
J. C. PENNEY FUNDING CORPORATION

FINANCIAL HIGHLIGHTS (In millions)


FOR THE YEAR                                                           1993            1992             1991
                                                                    ------------------------------------------
Net income    . . . . . . . . . . . . . . . . . . . . . . . . .     $      16       $      17        $      23

Fixed charges - times earned    . . . . . . . . . . . . . . . .          1.52            1.52             1.52

Commercial paper and master notes

     Volume     . . . . . . . . . . . . . . . . . . . . . . . .     $  12,507       $  11,645        $  13,122

     Peak outstanding     . . . . . . . . . . . . . . . . . . .     $   2,327       $   1,665        $   1,489

     Average outstanding    . . . . . . . . . . . . . . . . . .     $   1,347       $   1,146        $     754


AT YEAR END

Loans to JCPenney   . . . . . . . . . . . . . . . . . . . . . .     $   2,323       $   1,912        $   1,609

Total debt

     Short term debt    . . . . . . . . . . . . . . . . . . . .     $   1,284       $     887        $     471

     Long term debt     . . . . . . . . . . . . . . . . . . . .     $      --       $      --        $     177

     Total debt     . . . . . . . . . . . . . . . . . . . . . .     $   1,284       $     887        $     648

Equity of JCPenney    . . . . . . . . . . . . . . . . . . . . .     $     996       $     980        $     963



TABLE OF CONTENTS

Financial Highlights  1                                       Independent Auditors' Report  6

Management's Discussion and Analysis of                       Notes to Financial Statements  6
  Financial Condition and Results of Operations  2
                                                              Five Year Financial Summary  7
Statements of Income  3
                                                              Quarterly Data  8
Statements of Reinvested Earnings  3
                                                              Committed Revolving Credit Facilities 8
Balance Sheets  4
                                                              Commercial Paper Sales Policies  9
Statements of Cash Flows  5
                                                              Directors and Officers  10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
1993 ANNUAL REPORT
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney, the purchase of customer receivable balances that arise from the retail credit sales of JCPenney, or a combination of both. No receivables have been purchased by Funding since 1985. The loan agreement between Funding and JCPenney provides for unsecured loans to be made by Funding to JCPenney. Each loan is evidenced by a revolving promissory note and is payable upon demand in whole or in part as may be required by Funding. Copies of our loan and receivables agreements with JCPenney are available upon request.

To finance its operations, Funding primarily issues commercial paper through The First Boston Corporation and J.P. Morgan Securities, Inc. to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad. The commercial paper is rated "A-1" by Standard & Poor's Corporation, "Prime-1" by Moody's Investors Service, Inc., and "F- 1" by Fitch Investors Service, Inc.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover fixed charges (principally interest expense) at a coverage ratio mutually agreed upon by Funding and JCPenney. The earnings to fixed charges ratio has historically been at least one and one-half times.

In 1993, net income decreased to $16 million from $17 million in 1992 and $23 million in 1991. The decrease is attributed to lower interest rates and the commensurate lower earnings on loans to JCPenney. Interest expense was $47 million in 1993 compared with $50 million in 1992 and $66 million in 1991. Interest earned from JCPenney was $71 million in 1993 compared to $75 million in 1992 and $89 million in 1991.

Commercial paper borrowings averaged $1,347 million in 1993 compared to $1,146 million in 1992 and $754 million in 1991. The average interest rate on commercial paper was 3.2 per cent in 1993, down from 3.7 per cent in 1992 and
5.6 per cent in 1991.

Total debt averaged $1,347 million in 1993, compared with $1,185 million in 1992 and $986 million in 1991. During 1992, JCPenney initiated a program to restructure its debt portfolio to take advantage of declining interest rates. Under the debt restructure program, Funding exercised its option to prepay all of its long term debt, totalling $177 million.

In 1993, Funding and JCPenney entered into two syndicated revolving credit facility agreements. Committed bank credit facilities available to the Company as of January 29, 1994, amounted to $1.25 billion. These facilities include a $450 million, one-year revolver and an $800 million, five-year revolver with a group of 39 domestic and international banks. These facilities, which replaced the $500 million confirmed lines of credit and the $750 million international revolving credit facility, support commercial paper borrowing arrangements. Neither of the borrowing facilities was in use as of January 29, 1994. See page 8 for a complete list of committed bank credit facilities.

We would like to express our appreciation to the institutional investment community, as well as to our credit line participants and commercial paper dealers for their continued support during 1993.



/S/ D. A. McKay
Donald A. McKay
Chairman of the Board
March 28, 1994

STATEMENTS OF INCOME                            J. C. PENNEY FUNDING CORPORATION
(In millions)


FOR THE YEAR                                                           1993              1992             1991
                                                                      -----------------------------------------
INCOME
     Interest earned from JCPenney    . . . . . . . . . . . . . .     $    71           $  75            $  89
     Interest earned on short term investments    . . . . . . . .          --               2               12
                                                                       ------           -----            -----
     TOTAL INCOME    . . . . . . . . . . . . . . . . . . . .  . .          71              77              101
                                                                       ------           -----            -----


EXPENSES
     Interest on short term debt    . . . . . . . . . . . . . . .          47              46               46
     Interest on long term debt     . . . . . . . . . . . . . . .          --               4               20
     Administrative and other expenses    . . . . . . . . . . . .          --               1                1
                                                                       ------           -----            -----
     TOTAL EXPENSES   . . . . . . . . . . . . . . . . . . . . . .          47              51               67
                                                                       ------           -----            -----


INCOME BEFORE INCOME TAXES  . . . . . . . . . . . . . . . . . . .          24              26               34
     Income taxes     . . . . . . . . . . . . . . . . . . . . . .           8               9               11
                                                                       ------           -----            -----
NET INCOME    . . . . . . . . . . . . . . . . . . . . . . . . . .      $   16           $  17            $  23
                                                                       ======           =====            =====


STATEMENTS OF REINVESTED EARNINGS
(In millions)

                                                                     1993             1992             1991
                                                                    -----------------------------------------
BALANCE AT BEGINNING OF YEAR    . . . . . . . . . . . . . . .       $  835            $ 818            $ 795
NET INCOME    . . . . . . . . . . . . . . . . . . . . . . . .           16               17               23
                                                                    ------            -----            -----
BALANCE AT END OF YEAR    . . . . . . . . . . . . . . . . . .       $  851            $ 835            $ 818
                                                                    ======            =====            =====


See Notes to Financial Statements on page 6 and Five Year Financial Summary on Page 7.

BALANCE SHEETS                                  J. C. PENNEY FUNDING CORPORATION
(In millions except share data)


                                                                       1993             1992             1991
                                                                    -------------------------------------------
ASSETS (ALL CURRENT)
Loans to JCPenney   . . . . . . . . . . . . . . . . . . . . . .     $  2,323          $ 1,912          $ 1,609
Short term investments    . . . . . . . . . . . . . . . . . . .           --               --               53
Other assets    . . . . . . . . . . . . . . . . . . . . . . . .           --               --                1
                                                                    --------          -------          -------
     TOTAL ASSETS   . . . . . . . . . . . . . . . . . . . . . .     $  2,323          $ 1,912          $ 1,663
                                                                    ========          =======          =======


LIABILITIES AND EQUITY OF JCPENNEY
CURRENT LIABILITIES
Short term debt   . . . . . . . . . . . . . . . . . . . . . . .     $  1,284          $   887          $   471
Due to JCPenney   . . . . . . . . . . . . . . . . . . . . . . .           43               45               47
Accrued interest and other expenses   . . . . . . . . . . . . .           --               --                5
                                                                    --------         --------          -------
     TOTAL CURRENT LIABILITIES  . . . . . . . . . . . . . . . .        1,327              932              523

Long term debt    . . . . . . . . . . . . . . . . . . . . . . .           --               --              177
EQUITY OF JCPENNEY
Common stock (including contributed
capital), par value $100:
     Authorized, 750,000 shares -
     issued and outstanding, 500,000 shares   . . . . . . . . .          145              145              145
Reinvested earnings   . . . . . . . . . . . . . . . . . . . . .          851              835              818
                                                                    --------          -------          -------
     TOTAL EQUITY OF JCPENNEY     . . . . . . . . . . . . . . .          996              980              963
                                                                    --------          -------          -------
     TOTAL LIABILITIES AND EQUITY OF JCPENNEY                       $  2,323          $ 1,912          $ 1,663
                                                                    ========          =======          =======





See Notes to Financial Statements on page 6 and Five Year Financial Summary on page 7.

STATEMENTS OF CASH FLOWS                        J. C. PENNEY FUNDING CORPORATION
(In millions)


FOR THE YEAR                                                           1993             1992             1991
                                                                      ----------------------------------------
OPERATING ACTIVITIES
Net income                                                            $  16            $  17            $  23
(Increase) decrease in loans to JCPenney                               (411)            (303)             477
(Decrease) increase in amount due to JCPenney                            (2)              (2)               1
Change in other assets and liabilities, net                               --              (4)              (5)
                                                                      ------          ------           ------
                                                                        (397)           (292)             496
                                                                      ------          ------           ------


FINANCING ACTIVITIES
Increase (decrease) in short term debt    . . . . . . . . . . . . .      397             416             (433)
Payments of long term debt    . . . . . . . . . . . . . . . . . . .        -            (177)             (94)
                                                                      ------          ------           ------
                                                                         397             239             (527)
                                                                      ------          ------           ------


INCREASE (DECREASE) IN SHORT TERM INVESTMENTS
Short term investments at beginning of year   . . . . . . . . . .         --             (53)             (31)
Short term investments at end of year   . . . . . . . . . . . . .         --              53               84
                                                                      ------          ------           ------
                                                                      $   --          $   --           $   53
                                                                      ======          ======           ======

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid   . . . . . . . . . . . . . . . . . . . . . . . . .     $   47          $   55           $  70
Interest received   . . . . . . . . . . . . . . . . . . . . . . .     $   --          $    2           $  12
Income taxes paid   . . . . . . . . . . . . . . . . . . . . . . .     $    4          $   11           $  10





See Notes to Financial Statements on page 6 and Five Year Financial Summary on page 7.

INDEPENDENT AUDITORS' REPORT
J. C. PENNEY FUNDING CORPORATION

To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 29, 1994, January 30, 1993, and January 25, 1992, and the related statements of income, reinvested earnings, and cash flows, appearing on pages 3 through 6, for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 29, 1994, January 30, 1993, and January 25, 1992, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

In our opinion, the information set forth in the selected financial data for each of the three years in the period ended January 29, 1994, appearing on page 7, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



/S/ KPMG PEAT MARWICK
KPMG Peat Marwick
200 Crescent Court, Dallas, Texas 75201
February 24, 1994


NOTES TO FINANCIAL STATEMENTS

GENERAL
J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The principal business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad.

DEFINITION OF FISCAL YEAR
Funding's fiscal year ends on the last Saturday in January. Fiscal year 1993 ended January 29, 1994, 1992 ended January 30, 1993, and 1991 ended January 25, 1992. Fiscal years 1991 and 1993 each comprised 52 weeks and fiscal year 1992 comprised 53 weeks.

COMMERCIAL PAPER PLACEMENT
Funding began placing commercial paper solely through dealers, rather than as a direct issuer, on April 3, 1992.

SUMMARY OF ACCOUNTING POLICIES

SHORT TERM INVESTMENTS
Cash invested in instruments with maturities of three months or less from time of investment is reflected as short term investments. No short term investments existed on January 29, 1994, or January 30, 1994.

INCOME TAXES
Funding's taxable income is included in the consolidated federal income tax return of JCPenney. Income taxes in Funding's statement of income are computed as if Funding filed a separate federal income tax return.

LOANS TO JCPENNEY
Funding and JCPenney are parties to a Loan Agreement which provides for unsecured loans, payable on demand, to be made from time to time by Funding to JCPenney for the general business purposes of JCPenney, subject to the terms and conditions of the Loan Agreement. Under the terms of the Agreement, Funding and JCPenney agree upon a mutually-acceptable earnings coverage of Funding's interest and other fixed charges. The earnings to fixed charges ratio has historically been at least one and one-half times.

COMMITTED BANK CREDIT FACILITIES
In 1993, Funding and JCPenney entered into two syndicated revolving credit facility agreements. Committed bank credit facilities available as of January 29, 1994, amounted to $1.25 billion. These facilities include a $450 million, one-year revolver and an $800 million, five-year revolver with a group of 39 domestic and international banks. These facilities, which replaced the $500 million confirmed lines of credit and the $750 million international revolving credit facility, support commercial paper borrowing arrangements. See page 8 for a complete list of committed bank credit facilities. In addition a number of minority-owned banks participate in a $5 million credit line for which First Texas Bank acts as agent. None of the borrowing facilities were in use as of January 29, 1994.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of short term debt (commercial paper) at January 29, 1994, and January 30, 1993, approximates the amount as reflected on the balance sheet due to its short average maturity.

The fair value of loans to JCPenney at January 29, 1994, and January 30, 1993, also approximates the amount reflected on the balance sheet because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.

FIVE YEAR FINANCIAL SUMMARY                     J. C. PENNEY FUNDING CORPORATION
(In millions)


AT YEAR END                                                        1993         1992         1991        1990         1989
                                                                ----------------------------------------------------------
CAPITALIZATION
     Short term debt
          Commercial paper    . . . . . . . . . . . .           $   1,284          887          414         842        1,255
          Master notes    . . . . . . . . . . . . . .                  --           --           57          62           33
                                                                ---------     --------      -------     -------       ------
              Total short term debt     . . . . . . .               1,284          887          471         904        1,288
                                                                ---------     --------      -------     -------       ------

     Current maturities of long term debt     . . . .                  --           --           --          75           --
                                                                ---------     --------      -------     -------       ------

     Long term debt
          7.875% to 9.25% due 1991 to 1998  . . . . .                  --           --          177         196          278
          10.20% to 12.75% due 1991 to 1994 . . . . .                  --           --           --          --            7
                                                                ---------     --------      -------     -------       ------
              Total long term debt    . . . . . . . .                  --           --          177         196          285
                                                                ---------     --------      -------     -------       ------

     Total debt     . . . . . . . . . . . . . . . . .               1,284          887          648       1,175        1,573
                                                                ---------     --------      -------     -------       ------

     Equity of JCPenney     . . . . . . . . . . . . .                 996          980          963         940          895
                                                                ---------     --------      -------     -------       ------

TOTAL CAPITALIZATION    . . . . . . . . . . . . . . .           $   2,280        1,867        1,611       2,115        2,468
                                                                =========     ========      =======     =======       ======

COMMITTED BANK CREDIT FACILITIES                                $   1,250        1,250        1,250       2,000        1,200


FOR THE YEAR

INCOME   . . . . . . . . . . . . . . . . . . . . . . .          $      71           77          101         200          227
EXPENSES     . . . . . . . . . . . . . . . . . . . . .          $      47           51           67         132          149
NET INCOME   . . . . . . . . . . . . . . . . . . . . .          $      16           17           23          45           52

FIXED CHARGES - TIMES EARNED   . . . . . . . . . . . .               1.52         1.52         1.52        1.52         1.52

PEAK SHORT TERM DEBT   . . . . . . . . . . . . . . . .           $  2,327        1,665        1,489       1,665       2, 241

AVERAGE DEBT
     Short term     . . . . . . . . . . . . . . . . .            $  1,347        1,146          754       1,277        1,266
     Long term    . . . . . . . . . . . . . . . . . .            $    --            39          232         281          365
     Total    . . . . . . . . . . . . . . . . . . . .            $  1,347        1,185          986       1,558        1,631

AVERAGE INTEREST RATES
     Short term debt    . . . . . . . . . . . . . . .               3.2 %         3.7%         5.6%        8.1%         8.9%
     Long term debt     . . . . . . . . . . . . . . .                -- %         8.9%         8.7%        8.6%         8.8%
     Total    . . . . . . . . . . . . . . . . . . . .               3.2 %         3.9%         6.3%        8.2%         8.9%


See Notes to Financial Statements on page 6 and Five Year Financial Summary on page 7.

QUARTERLY DATA                                 J. C. PENNEY FUNDING CORPORATION
($ in millions) (Unaudited)

                                     FIRST               SECOND               THIRD                 FOURTH
                              -----------------    -----------------     ----------------     ----------------
                              1993   1992  1991    1993   1992  1991     1993  1992  1991     1993  1992  1991
                              ----   ----  ----    ----   ----  ----     ----  ----  ----     ----  ----  ----
Income    . . . . . . . .   $   13     22    28      15     19    22       22    18    24       21    18    27
Expenses    . . . . . . .   $    9     15    19      10     12    14       14    12    16       14    12    18
Income before taxes   . .   $    4      7     9       5      7     8        8     6     8        7     6     9
Net income    . . . . . .   $    3      5     6       3      4     5        5     4     6        5     4     6
Fixed charges -
  times earned    . . . .     1.52   1.52  1.52    1.52   1.52  1.52     1.52  1.52  1.52     1.52  1.52  1.52