Form 10-K405, Exhibit 13
period 1995-01-28
PENNEY J C FUNDING CORP
filed 1995-04-18
CIK 77193

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                       1994 ANNUAL REPORT
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Funding issues commercial paper through CS First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley & Co., Incorporated to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad. The commercial paper is rated "A1" by Standard & Poor's Corporation, "P1" by Moody's Investors Service, Inc., and "F1" by Fitch Investors Service, Inc.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover its interest expense at a coverage ratio of at least one and one-half times.

In 1994, net income increased to $32 million from $16 million in 1993 and $17 million in 1992. The increase in 1994 is attributed to higher borrowing levels and higher interest rates, the decrease in 1993 is attributed to lower interest rates and lower earnings on loans. Interest expense was $94 million in 1994 compared with $47 million in 1993 and $50 million in 1992. Interest earned from JCPenney was $143 million in 1994 compared to $71 million in 1993 and $75 million in 1992.

Commercial paper borrowings averaged $1,990 million in 1994 compared to $1,347 million in 1993 and $1,146 million in 1992. The average interest rate on commercial paper was 4.6 per cent in 1994, up from 3.2 per cent in 1993 and
3.7 per cent in 1992.

Total debt averaged $1,990 million in 1994, compared with $1,347 million in 1993 and $1,185 million in 1992. During 1992, JCPenney initiated a program to restructure its debt portfolio to take advantage of declining interest rates. Under the debt restructure program, Funding exercised its option to prepay all of its long term debt, totalling $177 million.

Committed bank credit facilities available to Funding and JCPenney as of January 28, 1995, amounted to $2.5 billion. These facilities include a $1.5 billion, 364-day revolver, and a $1.0 billion, five-year revolver with a group of 42 domestic and international banks. These facilities support commercial paper borrowing arrangements. Neither of the borrowing facilities was in use as of January 28, 1995. See page 8 for a complete list of committed bank credit facilities.

We would like to express our appreciation to the institutional investment community, as well as to our credit line participants and commercial paper dealers for their continued support during 1994.



Donald A. McKay
Chairman of the Board
March 27, 1995

STATEMENTS OF INCOME                         J. C. PENNEY FUNDING CORPORATION
(In millions)


FOR THE YEAR                                 1994       1993     1992
                                             ----       ----     ----
INTEREST INCOME...........................   $143       $ 71     $ 77

EXPENSES
   Interest on short term debt............     94         47       46
   Interest on long term debt.............     --         --        4
   Other expenses.........................     --         --        1
                                             ----       ----     ----
   TOTAL EXPENSES.........................     94         47       51
                                             ----       ----     ----

INCOME BEFORE INCOME TAXES................     49         24       26
   Income taxes...........................     17          8        9
                                             ----       ----     ----
NET INCOME................................   $ 32       $ 16     $ 17
                                             ====       ====     ====

STATEMENTS OF REINVESTED EARNINGS
(In millions)

                                             1994       1993     1992
                                             ----       ----     ----

BALANCE AT BEGINNING OF YEAR..............   $851       $835     $818
NET INCOME................................     32         16       17
                                             ----       ----     ----
BALANCE AT END OF YEAR....................   $883       $851     $835
                                             ====       ====     ====

See Notes to Financial Statements on page 6.

BALANCE SHEETS                                  J. C. PENNEY FUNDING CORPORATION
(In millions except share data)


                                                  1994    1993    1992
                                                 ------  ------  ------

CURRENT ASSETS
Loans to JCPenney..............................  $3,114  $2,323  $1,912
                                                 ------  ------  ------
     TOTAL CURRENT ASSETS......................  $3,114  $2,323  $1,912
                                                 ======  ======  ======

LIABILITIES AND EQUITY OF JCPENNEY
CURRENT LIABILITIES
Short term debt................................  $2,074  $1,284  $  887
Due to JCPenney................................      12      43      45
                                                 ------  ------  ------
     TOTAL CURRENT LIABILITIES.................   2,086   1,327     932


EQUITY OF JCPENNEY
Common stock (including contributed
capital), par value $100:
     Authorized, 750,000 shares -
     issued and outstanding, 500,000 shares....     145     145     145
Reinvested earnings............................     883     851     835
                                                 ------  ------  ------
     TOTAL EQUITY OF JCPENNEY..................   1,028     996     980
                                                 ------  ------  ------
     TOTAL LIABILITIES AND EQUITY OF JCPENNEY..  $3,114  $2,323  $1,912
                                                 ======  ======  ======

See Notes to Financial Statements on page 6.

STATEMENTS OF CASH FLOWS                       J. C. PENNEY FUNDING CORPORATION
(In millions)


FOR THE YEAR                                            1994       1993       1992
                                                        ----       ----       ----

OPERATING ACTIVITIES
Net income...................................         $  32       $  16      $  17
Increase in loans to JCPenney................          (791)       (411)      (303)
Decrease in amount due to JCPenney...........           (31)         (2)        (6)
                                                      -----       -----      -----
                                                       (790)       (397)      (292)
                                                      -----       -----      -----

FINANCING ACTIVITIES
Increase in short term debt..................           790         397        416
Payments of long term debt...................            --          --       (177)
                                                      -----       -----      -----
                                                        790         397        239
                                                      -----       -----      -----

DECREASE IN SHORT TERM INVESTMENTS...........            --          --        (53)
Short term investments at beginning of year..            --          --         53
                                                      -----       -----      -----
Short term investments at end of year........         $  --       $  --      $  --
                                                      =====       =====      =====

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid................................         $  94       $  47      $  55
Interest received............................         $  --       $  --      $   2
Income taxes paid............................         $  10       $   4      $  11

See Notes to Financial Statements on page 6.

INDEPENDENT AUDITORS' REPORT  J. C. PENNEY FUNDING CORPORATION

To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 28, 1995, January 29, 1994, and January 30, 1993, and the related statements of income, reinvested earnings, and cash flows, appearing on pages 3 through 5, for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 28, 1995, January 29, 1994, and January 30, 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
200 Crescent Court, Dallas, Texas 75201
February 23, 1995

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

DEFINITION OF FISCAL YEAR

Funding's fiscal year ends on the last Saturday in January. Fiscal year 1994 ended January 28, 1995, Fiscal 1993 ended January 29, 1994, and Fiscal 1992 ended January 30, 1993. Fiscal years 1994 and 1993 each comprised 52 weeks and fiscal year 1992 comprised 53 weeks.

COMMERCIAL PAPER PLACEMENT

Funding began placing commercial paper solely through dealers, rather than as a direct issuer, on April 3, 1992. The average interest rate on commercial paper at year end 1994, 1993, and 1992 was 5.9%, 3.2% and 3.4%, respectively.

SUMMARY OF ACCOUNTING POLICIES

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

COMMITTED BANK CREDIT FACILITIES

In 1994, committed bank credit facilities available to Funding and JCPenney as of January 28, 1995, amounted to $2.5 billion. These facilities include a $1.5 billion, 364-day revolver, and a $1.0 billion, five-year revolver with a group of 42 domestic and international banks. These facilities support commercial paper borrowing arrangements. See page 8 for a complete list of committed bank credit facilities. In addition a number of minority-owned banks participate in a $5 million credit line for which First Texas Bank acts as agent. None of the borrowing facilities were in use as of January 28, 1995.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of short term debt (commercial paper) at January 28, 1995, January 29, 1994, and January 30, 1993, approximates the amount as reflected on the balance sheet due to its short average maturity.

The fair value of loans to JCPenney at January 28, 1995, January 29, 1994, and January 30, 1993, also approximates the amount reflected on the balance sheet because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.

FIVE YEAR FINANCIAL SUMMARY                    J. C. PENNEY FUNDING CORPORATION
(In millions)

AT YEAR END                                    1994     1993     1992     1991    1990
                                              ------   ------   ------   ------  ------

CAPITALIZATION
   Short term debt
      Commercial paper...................       $2,074   1,284     887     414     842
      Master notes.......................           --      --      --      57      62
                                                ------   -----   -----   -----   -----
        Total short term debt............        2,074   1,284     887     471     904
                                                ------   -----   -----   -----   -----

   Current maturities of long term debt..           --      --      --      --      75
                                                ------   -----   -----   -----   -----

   Long term debt
      7.875% to 9.25% due 1991 to 1998...           --      --      --     177     196
                                                ------   -----   -----   -----   -----
        Total long term debt.............           --      --      --     177     196
                                                ------   -----   -----   -----   -----

   Total debt............................        2,074   1,284     887     648   1,175
                                                ------   -----   -----   -----   -----

   Equity of JCPenney....................        1,028     996     980     963     940
                                                ------   -----   -----   -----   -----

TOTAL CAPITALIZATION.....................       $3,102   2,280   1,867   1,611   2,115
                                                ======   =====   =====   =====   =====

COMMITTED BANK CREDIT FACILITIES.........       $2,500   1,250   1,250   1,250   2,000


FOR THE YEAR

INCOME...................................       $  143      71      77     101     200
EXPENSES.................................       $   94      47      51      67     132
NET INCOME...............................       $   32      16      17      23      45
FIXED CHARGES - TIMES EARNED.............         1.52    1.52    1.52    1.52    1.52

PEAK SHORT TERM DEBT.....................       $2,649   2,327   1,665   1,489   1,665

AVERAGE DEBT
   Short term............................       $1,990   1,347   1,146     754   1,277
   Long term.............................       $   --      --      39     232     281
                                                ------   -----   -----   -----   -----
   Total.................................       $1,990   1,347   1,185     986   1,558

AVERAGE INTEREST RATES
   Short term debt.......................         4.6 %    3.2%    3.7%    5.6%    8.1%
   Long term debt........................          -- %     --%    8.9%    8.7%    8.6%
   Total.................................         4.6 %    3.2%    3.9%    6.3%    8.2%


QUARTERLY DATA                                 J. C. PENNEY FUNDING CORPORATION
($ in millions) (Unaudited)

                                     FIRST            SECOND             THIRD            FOURTH
                                ----------------  ---------------   ---------------   ---------------
                                1994  1993  1992  1994  1993  1992  1994  1993  1992  1994  1993  1992
                               -----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
Income.......................  $  24    13    22    32    15    19    38    22    18    49    21    18
Expenses.....................  $  16     9    15    21    10    12    25    14    12    32    14    12
Income before taxes..........  $   8     4     7    11     5     7    13     8     6    17     7     6
Net income...................  $   5     3     5     7     3     4     9     5     4    11     5     4
Fixed charges -
  times earned...............   1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52


COMMITTED REVOLVING CREDIT FACILITIES
AS OF JANUARY 28, 1995

ABN-AMRO Bank N.V.
Bank of America NT & SA
Bank of Hawaii
Bank of New York
Bank One, Texas, N.A.
Bankers Trust Company
The Bank of Tokyo, Ltd.
Banque Nationale de Paris
Chemical Bank
Citibank, N.A.
Credit Lyonnais
Credit Suisse
Dai-Ichi Kangyo Bank
First Interstate Bank of California
The First National Bank of Boston
The First National Bank of Chicago
First Security Bank of Utah, N.A.
First Union National Bank of
   North Carolina
Firstar Bank  Milwaukee, N.A.
The Fuji Bank, Limited
The Industrial Bank of Japan
   Trust Company
The Long Term Credit Bank of
   Japan, Ltd.
Mellon Bank, N.A.
Mitsubishi Bank
Morgan Guaranty Trust Company
   of New York
National Westminster Bank PLC
NationsBank of Texas, N.A.
NBD Bank, N.A.
The Northern Trust Company
Norwest Bank Minnesota, N.A.
PNC Bank, N.A.
The Royal Bank of Canada
The Sanwa Bank Limited
San Paolo Bank
Societe Generale
The Sumitomo Bank, Limited
SunBank, N.A.
Swiss Bank Corporation
Union Bank of Switzerland
United Missouri Bank, N.A.
United States National Bank
   of Oregon
Wachovia Bank of North Carolina, N.A.