Form 10-K405, Exhibit 13
period 1997-01-25
PENNEY J C FUNDING CORP
filed 1997-03-25
CIK 77193

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                       1996 ANNUAL REPORT
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Funding issues commercial paper through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley & Co. Incorporated to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. The commercial paper is rated "A1" by Standard & Poor's Corporation, "P1" by Moody's Investors Service, Inc., and "F1" by Fitch Investors Service L.P.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover interest expense at a coverage ratio of at least one and one-half times.

In 1996, net income decreased to $38 million from $43 million in 1995 which increased from $32 million in 1994. The decrease in 1996 is attributed to lower borrowing levels and lower interest rates. The increase in 1995 is attributed to higher borrowing levels and higher interest rates. Interest expense was $111 million in 1996 compared with $128 million in 1995 and $94 million in 1994. Interest earned from JCPenney was $169 million in 1996 compared to $194 million in 1995 and $143 million in 1994.

Commercial paper borrowings averaged $1,827 million in 1996 compared to $2,145 million in 1995 and $1,990 million in 1994. The average interest rate on commercial paper was 5.4 per cent in 1996, down from 5.9 per cent in 1995 and up from 4.6 percent in 1994.


Committed bank credit facilities available to Funding and JCPenney as of January 25, 1997, amounted to $6 billion. In 1996, JCPenney and Funding amended the two existing syndicated revolving credit facilities and entered into two new syndicated revolving credit facilities with a group of domestic and international banks. The "Existing" facilities support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. The "Acquisition" facilities provided short term funding for JCPenney's acquisition of Eckerd Corporation and are also comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. As of January 25, 1997, $1.5 billion was borrowed under the five-year "Acquisition" facility and $400 million was borrowed under the 364-day "Acquisition" facility. See page 8 for a complete list of committed bank credit facilities.

1996 total short term debt, including commercial paper and the credit facility borrowings, averaged $2,041 million in 1996 compared to $2,145 million in 1995, and $1,990 million in 1994. The average interest rate on the total short term debt was 5.5 per cent in 1996, down from 5.9 per cent in 1995, and up from 4.6 per cent in 1994. The $1.9 billion credit line debt under the "Acquisition" facilities was paid off on February 18, 1997. Subsequent to year end Funding established a new Commercial Paper program.

We would like to express our appreciation to the institutional investment community, as well as to our credit line participants and commercial paper dealers for their continued support during 1996.



/s/ Robert B. Cavanaugh
Robert B. Cavanaugh
Chairman of the Board
February 27, 1997

STATEMENTS OF INCOME                            J. C. PENNEY FUNDING CORPORATION
($ in millions)


FOR THE YEAR                                     1996         1995         1994
                                                -------------------------------

INTEREST INCOME FROM JCPENNEY.................. $ 169        $ 194        $ 143


INTEREST EXPENSE...............................   111          128           94
                                                -----        -----        -----

INCOME BEFORE INCOME TAXES.....................    58           66           49
   Income taxes................................    20           23           17
                                                -----        -----        -----
NET INCOME..................................... $  38        $  43        $  32
                                                =====        =====        =====

STATEMENTS OF REINVESTED EARNINGS
($ in millions)

                                                 1996         1995         1994
                                                -------------------------------

BALANCE AT BEGINNING OF YEAR................... $ 926        $ 883        $ 851
NET INCOME.....................................    38           43           32
                                                -----        -----        -----
BALANCE AT END OF YEAR......................... $ 964        $ 926        $ 883
                                                =====        =====        =====


                                                            --------------------
See Notes to Financial Statements on page 6

BALANCE SHEETS                                  J. C. PENNEY FUNDING CORPORATION
(In millions except share data)

                                                 1996         1995        1994
                                                -------------------------------

ASSETS
Loans to JCPenney.............................. $5,062       $2,563      $3,114
                                                ======       ======      ======

LIABILITIES AND EQUITY OF JCPENNEY
CURRENT LIABILITIES
Short term debt................................ $3,952       $1,482      $2,074
Due to JCPenney................................      1           10          12
                                                ------       ------      ------
     TOTAL CURRENT LIABILITIES.................  3,953        1,492       2,086


EQUITY OF JCPENNEY
Common stock (including contributed
capital), par value $100:
   Authorized, 750,000 shares -
   issued and outstanding, 500,000 shares......    145          145         145
Reinvested earnings............................    964          926         883
                                                ------       ------      ------
     TOTAL EQUITY OF JCPENNEY..................  1,109        1,071       1,028
                                                ------       ------      ------
     TOTAL LIABILITIES AND EQUITY OF JCPENNEY.. $5,062       $2,563      $3,114
                                                ======       ======      ======



                                                            --------------------
See Notes to Financial Statements on page 6

STATEMENTS OF CASH FLOWS                        J. C. PENNEY FUNDING CORPORATION
($ In millions)


FOR THE YEAR                                      1996        1995        1994
                                                -------------------------------

OPERATING ACTIVITIES
Net income....................................  $    38     $  43        $  32
(Increase)Decrease in loans to JCPenney.......   (2,499)      551         (791)
Increase(Decrease) in amount due to JCPenney..       (9)       (2)         (31)
                                                -------     -----        -----
                                                $(2,470)    $ 592        $(790)

FINANCING ACTIVITIES
Increase(Decrease) in short term debt.........  $ 2,470     $(592)       $ 790


SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid.................................. $   111     $ 128        $  94
Income taxes paid.............................. $    28     $  26        $  10

                                                            --------------------
See Notes to Financial Statements on page 6

INDEPENDENT AUDITORS' REPORT                    J. C. PENNEY FUNDING CORPORATION
To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 25, 1997, January 27, 1996, and January 28, 1995, and the related statements of income, reinvested earnings, and cash flows, appearing on pages 3 through 5 for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 25, 1997, January 27, 1996, and January 28, 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                    /s/ KPMG PEAT MARWICK LLP

                                                    KPMG Peat Marwick LLP
Dallas, Texas
February 27, 1997

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

NATURE OF OPERATIONS
--------------------
J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The principal business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad.

DEFINITION OF FISCAL YEAR
Funding's fiscal year ends on the last Saturday in January. Fiscal year 1996 ended January 25, 1997, 1995 ended January 27, 1996, and 1994 ended January 28, 1995.

COMMERCIAL PAPER PLACEMENT
Funding places commercial paper solely through dealers. The average interest rate on commercial paper at year end 1996, 1995, and 1994 was 5.5%, 5.7%, and 5.9%, respectively.

SUMMARY OF ACCOUNTING POLICIES
------------------------------

INCOME TAXES
Funding's taxable income is included in the consolidated federal income tax return of JCPenney. Income taxes in Funding's statement of income are computed as if Funding filed a separate federal income tax return.

USE OF ESTIMATES
Funding's financial statements have been prepared in conformity with generally accepted accounting principles. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third party specialists where appropriate, actual results could differ from these estimates.


LOANS TO JCPENNEY
-----------------
Funding and JCPenney are parties to a Loan Agreement which provides for unsecured loans, payable on demand, to be made from time to time by Funding to JCPenney for the general business purposes of JCPenney, subject to the terms and conditions of the Loan Agreement. Under the terms of the Loan Agreement, Funding and JCPenney agree upon a mutually-acceptable earnings coverage of Funding's interest and other fixed charges. The earnings to fixed charges ratio has historically been at least one and one-half times.

COMMITTED BANK CREDIT FACILITIES
--------------------------------
Committed bank credit facilities available to Funding and JCPenney as of January 25, 1997, amounted to $6 billion. In 1996, JCPenney and Funding amended the two existing syndicated revolving credit facilities and entered into two new syndicated revolving credit facilities with a group of domestic and international banks. The "Existing" facilities support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. The "Acquisition" facilities provided short term funding for JCPenney's acquisition of Eckerd Corporation and are also comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. As of January 25, 1997, $1.5 billion was borrowed under the five-year "Acquisition" facility and $400 million was borrowed under the 364-day "Acquisition" facility.

FAIR VALUE OF FINANCIAL INSTRUMENTS
-----------------------------------
The fair value of short term debt (commercial paper) at January 25, 1997, January 27, 1996, and January 28, 1995, approximates the amount as reflected on the balance sheet due to its short average maturity.

The fair value of loans to JCPenney at January 25, 1997, January 27, 1996, and January 28, 1995, also approximates the amount reflected on the balance sheet because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.


                                                            --------------------

FIVE YEAR FINANCIAL SUMMARY                     J. C. PENNEY FUNDING CORPORATION
($ In millions)



AT YEAR END                          1996     1995     1994     1993     1992
                                    -------  -------  -------  -------  -------

CAPITALIZATION
   Short term debt
      Commercial paper............  $2,049   $1,482   $2,074   $1,284   $  887
      Credit line advance.........   1,903       --       --       --       --
                                    ------   ------   ------   ------   ------
        Total short term debt.....   3,952    1,482    2,074    1,284      887

   Equity of JCPenney.............   1,109    1,071    1,028      996      980
                                    ------   ------   ------   ------   ------

TOTAL CAPITALIZATION..............  $5,061   $2,553   $3,102   $2,280   $1,867
                                    ======   ======   ======   ======   ======

COMMITTED BANK CREDIT FACILITIES..  $6,000   $3,000   $2,500   $1,250   $1,250


FOR THE YEAR

INCOME............................  $  169   $  194   $  143   $   71   $   77
EXPENSES..........................  $  111   $  128   $   94   $   47   $   51
NET INCOME........................  $   38   $   43   $   32   $   16   $   17
FIXED CHARGES - TIMES EARNED......    1.52     1.52     1.52     1.52     1.52

PEAK SHORT TERM DEBT..............  $4,010   $2,771   $2,649   $2,327   $1,665

AVERAGE DEBT......................  $2,041   $2,145   $1,990   $1,347   $1,185

AVERAGE INTEREST RATES............    5.5%     5.9%     4.6%     3.2%     3.9%


                                                            --------------------

QUARTERLY DATA                                  J. C. PENNEY FUNDING CORPORATION
($ in millions) (Unaudited)

                                      FIRST            SECOND            THIRD             FOURTH
                               -----------------  ----------------  ----------------  ----------------
                                1996  1995  1994  1996  1995  1994  1996  1995  1994  1996  1995  1994
                               -----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

Income.......................  $  32    48    24    33    48    32    36    52    38    68    46    49
Expenses.....................  $  21    31    16    22    32    21    24    34    25    44    31    32
Income before taxes..........  $  11    17     8    11    16    11    12    18    13    24    15    17
Net income...................  $   7    11     5     7    10     7     8    12     9    16    10    11
Fixed charges -
  times earned...............   1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52  1.52

COMMITTED REVOLVING CREDIT FACILITIES
AS OF JANUARY 25, 1997


Bank of America NT & SA                      The Industrial Bank of Japan
Bank of Hawaii                                  Trust Company
Bank of New York                             The Long Term Credit Bank of
Bank One, Texas, N.A.                           Japan, Ltd.
Bankers Trust Company                        Mellon Bank, N.A.
The Bank of Tokyo-Mitsubishi, Ltd.           Morgan Guaranty Trust Company
Banque Nationale de Paris                       of New York
Barclays Bank PLC                            National Australia Bank, Limited
Caisse Nationale de Credit Agricole          NationsBank of Texas, N.A.
Canadian Imperial Bank of Commerce           The Northern Trust Company
The Chase Manhattan Bank                     Norwest Bank Minnesota, N.A.
Citibank, N.A.                               PNC Bank, N.A.
Compagnie Financiere de CIC et               The Royal Bank of Canada
   de l'Union Europeenne                     The Sanwa Bank, Limited
CoreStates Bank, N.A.                        Sakura Bank, Limited
Credit Suisse First Boston                   San Paolo Bank
Dai-Ichi Kangyo Bank                         The Sumitomo Bank, Limited
The First National Bank of Boston            SunBank, N.A.
The First National Bank of Chicago           Union Bank of Switzerland
First Security Bank of Utah, N.A.            United Missouri Bank, N.A.
First Union National Bank of                 United States National Bank
   North Carolina                               of Oregon
Firstar Bank Milwaukee, N.A.                 Wachovia Bank of North
Fleet National Bank                             Carolina, N.A.
The Fuji Bank, Limited                       Wells Fargo Bank (Texas), N.A.
Hibernia National Bank                       Yasuda Trust & Banking
The Hong-Kong Shanghai Banking                  Company, Ltd.
   Corporation, Ltd.

                                                            --------------------