Form 10-K, Exhibit 13
period 1998-01-31
PENNEY J C FUNDING CORP
filed 1998-05-01
CIK 77193

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                       1997 ANNUAL REPORT
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Funding issues commercial paper through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley & Co. Incorporated to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. The commercial paper is rated "A1" by Standard & Poor's Corporation, "P1" by Moody's Investors Service, and "F1" by Fitch Investors Service, Inc.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover interest expense at a coverage ratio of at least one and one-half times.

In 1997, net income increased to $43 million from $38 million in 1996. Net income for 1996 decreased from $43 million in 1995. The increase in 1997 is attributed to higher borrowing levels and higher interest rates. The decrease in 1996 is attributed to lower borrowing levels and lower interest rates. Interest expense was $127 million in 1997 compared with $111 million in 1996 and $128 million in 1995. Interest earned from JCPenney was $193 million in 1997 compared to $169 million in 1996 and $194 million in 1995.

Commercial paper borrowings averaged $2,129 million in 1997 compared to $1,827 million in 1996 and $2,145 million in 1995. The average interest rate on commercial paper was 5.7 per cent in 1997, up from 5.4 per cent in 1996 and down from 5.9 percent in 1995.

1997 total short term debt, including commercial paper and borrowings under the "acquisition" credit facilities entered into in connection with JCPenney's acquisition of Eckerd Corporation, averaged $2,247 million in 1997 compared to $2,041 million in 1996, and $2,145 million in 1995. The average interest rate on the total short term debt was 5.6 per cent in 1997, up from 5.5 per cent in 1996, and down from 5.9 per cent in 1995. The $1.9 billion credit line debt under the "acquisition" credit facilities was paid off with proceeds from the 4(2) Commercial Paper Program established by Funding in February 1997.

Committed bank credit facilities available to Funding and JCPenney as of January 31, 1998 amounted to $3 billion. The facilities, as amended and restated in 1997, support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. There were no outstanding borrowings under these credit facilities at January 31, 1998.

JCPenney has initiated actions to address the Year 2000 issue relating to Funding. It is expected that compliance work will be substantially completed by the end of 1998. Total costs associated with these efforts are not expected to have a material impact on the financial results of either JCPenney or Funding. In addition, Funding has communicated with its commercial paper dealers to determine their Year 2000 compliance readiness. However, there can be no guarantee that the systems of these commercial paper dealers on which Funding relies will be timely converted, or that a failure to convert would not have a material adverse effect on Funding's operations.

We would like to express our appreciation to the institutional investment community, as well as to our credit line participants and commercial paper dealers for their continued support during 1997.


/s/ Robert B. Cavanaugh

Robert B. Cavanaugh
Chairman of the Board
February 26, 1998

STATEMENTS OF INCOME                          J. C. PENNEY FUNDING CORPORATION
($ in millions)

FOR THE YEAR                                             1997    1996     1995
                                                      ------------------------


INTEREST INCOME FROM JCPENNEY.......................  $  193    $ 169    $ 194


INTEREST EXPENSE....................................     127      111      128
                                                      ------    -----    -----


INCOME BEFORE INCOME TAXES..........................      66       58       66
   Income taxes.....................................      23       20       23
                                                      ------    -----    -----
NET INCOME..........................................  $   43    $  38    $  43
                                                      ======    =====    =====


STATEMENTS OF REINVESTED EARNINGS
($ in millions)
                                                        1997     1996     1995
                                                      ------------------------

BALANCE AT BEGINNING OF YEAR........................  $  964    $ 926    $ 883
NET INCOME..........................................      43       38       43
                                                      ------    -----    -----
BALANCE AT END OF YEAR..............................  $1,007    $ 964    $ 926
                                                      ======    =====    =====



                                                                   -----------

See Notes to Financial Statements on page 6

BALANCE SHEETS                                  J. C. PENNEY FUNDING CORPORATION
(In millions except share data)


                                                  1997      1996
                                                  ----      ----

ASSETS
Loans to JCPenney..............................  $2,591    $5,062
                                                 ======    ======


LIABILITIES AND EQUITY OF JCPENNEY
CURRENT LIABILITIES
Short term debt................................  $1,416    $3,952
Due to JCPenney................................      23         1
                                                 ------    ------
     TOTAL CURRENT LIABILITIES.................   1,439     3,953


EQUITY OF JCPENNEY
Common stock (including contributed
capital), par value $100:
     Authorized, 750,000 shares -
     issued and outstanding, 500,000 shares....     145       145
Reinvested earnings............................   1,007       964
                                                 ------    ------
     TOTAL EQUITY OF JCPENNEY..................   1,152     1,109
                                                 ------    ------
     TOTAL LIABILITIES AND EQUITY OF JCPENNEY..  $2,591    $5,062
                                                 ======    ======


                                                                     -----------

See Notes to Financial Statements on page 6

STATEMENTS OF CASH FLOWS                    J. C. PENNEY FUNDING CORPORATION
($ in millions)



FOR THE YEAR                                      1997       1996       1995
                                                ----------------------------

OPERATING ACTIVITIES
Net income....................................  $    43    $    38     $  43
(Increase)Decrease in loans to JCPenney.......    2,471     (2,499)      551
Increase(Decrease) in amount due to JCPenney..       22         (9)       (2)
                                                -------    -------     -----
                                                $ 2,536    $(2,470)    $ 592

FINANCING ACTIVITIES
Increase(Decrease) in short term debt.........  $(2,536)   $ 2,470     $(592)


SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid.................................  $   127    $   111     $ 128
Income taxes paid.............................  $     2    $    28     $  26


                                                                 -----------

See Notes to Financial Statements on page 6

INDEPENDENT AUDITORS' REPORT                    J. C. PENNEY FUNDING CORPORATION
To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 31, 1998, and January 25, 1997, and the related statements of income, reinvested earnings, and cash flows for each of the years in the three year period ended January 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 31, 1998, and January 25, 1997, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 1998 in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP
Dallas, Texas
February 26, 1998



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

DEFINITION OF FISCAL YEAR
Funding's fiscal year ends on the last Saturday in January. Fiscal 1997 ended January 31, 1998, fiscal 1996 ended January 25, 1997, and fiscal 1995 ended January 27, 1996. Fiscal 1997 was a 53 week year; all other years presented are 52 weeks.

COMMERCIAL PAPER PLACEMENT
Funding places commercial paper solely through dealers. The average interest rate on commercial paper at year end 1997, 1996, and 1995 was 5.7%, 5.5%, and 5.7%, respectively.

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

COMMITTED BANK CREDIT FACILITIES
--------------------------------
Committed bank credit facilities available to Funding and JCPenney as of January 31, 1998 amounted to $3 billion. The facilities, as amended and restated in 1997, support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver, and a $1.5 billion, five-year revolver. The 364-day revolver includes a $750 million seasonal credit line for the August to January period thus allowing JCPenney to match its seasonal borrowing requirements. In the first quarter of 1997, JCPenney paid off and retired the acquisition credit facilities used in connection with its acquisition of Eckerd Corporation. There were no outstanding borrowings under these credit facilities at January 31, 1998.

FAIR VALUE OF FINANCIAL INSTRUMENTS
-----------------------------------
The fair value of short term debt (commercial paper) at January 31, 1998, and January 25, 1997 approximates the amount as reflected on the balance sheet due to its short average maturity.

The fair value of loans to JCPenney at January 31, 1998, and January 25, 1997 also approximates the amount reflected on the balance sheet because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.


                                                                     -----------

FIVE YEAR FINANCIAL SUMMARY                 J. C. PENNEY FUNDING CORPORATION
($ in millions)


AT YEAR END                          1997     1996     1995     1994     1993
                                    ------------------------------------------

CAPITALIZATION
   Short term debt
      Commercial paper............  $1,416   $2,049   $1,482   $2,074   $1,284
      Credit line advance.........      --    1,903       --       --       --
                                    ------   ------   ------   ------   ------
        Total short term debt.....   1,416    3,952    1,482    2,074    1,284

   Equity of JCPenney.............   1,152    1,109    1,071    1,028      996
                                    ------   ------   ------   ------   ------

TOTAL CAPITALIZATION..............  $2,568   $5,061   $2,553   $3,102   $2,280
                                    ======   ======   ======   ======   ======

COMMITTED BANK CREDIT FACILITIES..  $3,000   $6,000   $3,000   $2,500   $1,250


FOR THE YEAR

INCOME............................  $  193   $  169   $  194   $  143   $   71
EXPENSES..........................  $  127   $  111   $  128   $   94   $   47
NET INCOME........................  $   43   $   38   $   43   $   32   $   16
FIXED CHARGES - TIMES EARNED......    1.52     1.52     1.52     1.52     1.52

PEAK SHORT TERM DEBT..............  $4,295   $4,010   $2,771   $2,649   $2,327

AVERAGE DEBT......................  $2,247   $2,041   $2,145   $1,990   $1,347

AVERAGE INTEREST RATES............    5.6%     5.5%     5.9%     4.6%     3.2%

                                                                   -----------

QUARTERLY DATA                                  J. C. PENNEY FUNDING CORPORATION
($ in millions) (Unaudited)

                                  FIRST                 SECOND                 THIRD                  FOURTH
                          --------------------   --------------------   --------------------   --------------------
                          1997    1996    1995   1997    1996    1995   1997    1996    1995   1997    1996    1995
                          --------------------   --------------------   --------------------   --------------------
Income................    $  82     32      48      29     33      48     35      36      52     47      68      46

Expenses..............    $  54     21      31      19     22      32     23      24      34     31      44      31

Income before taxes...    $  28     11      17      10     11      16     12      12      18     16      24      15

Net income............    $  18      7      11       7      7      10      8       8      12     10      16      10
Fixed charges -
 times earned.........     1.52   1.52    1.52    1.52   1.52    1.52   1.52    1.52    1.52   1.52    1.52    1.52

COMMITTED REVOLVING CREDIT FACILITIES
AS OF JANUARY 31, 1998

Bank of America NT & SA                        Marine Midland Bank
Bank of Hawaii                                 Mellon Bank, N.A.
The Bank of New York                           Morgan Guaranty Trust Company
The Bank of Tokyo-Mitsubishi, Ltd.               of New York
Bank One, Texas N.A.                           National Australia Bank Limited
BankBoston, N.A.                               NationsBank of Texas, N.A.
Bankers Trust Company                          The Northern Trust Company
Barclays Bank PLC                              Norwest Bank Minnesota, N.A.
The Chase Manhattan Bank                       PNC Bank, N.A.
Citibank, N.A.                                 Royal Bank of Canada
CoreStates Bank, N.A.                          The Sakura Bank, Ltd.
Credit Agricole Indosuez                       State Street Bank & Trust Company
Credit Suisse First Boston                     SunTrust Bank, Atlanta
Crestar Bank                                   UMB Bank, N.A.
The First National Bank of Chicago             U.S. Bank National Association
First Security Bank of Utah, N.A.              Wachovia Bank, N.A.
First Union National Bank                      Wells Fargo Bank, N.A.
Firstar Bank Milwaukee, N.A.                   The Yasuda Trust & Banking Co.,
Fleet National Bank                              Ltd.
The Fuji Bank, Ltd.
Hibernia National Bank
Istituto Bancario San Paolo di
  Torino S.p.A.