Form 10-K405, Exhibit 13
period 2000-01-29
PENNEY J C FUNDING CORP
filed 2000-04-26
CIK 77193

                                                             Exhibit 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF                      1999 ANNUAL REPORT
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. The loan agreement between Funding and JCPenney provides for unsecured loans to be made by Funding to JCPenney. Each loan is evidenced by a revolving promissory note and is payable upon demand in whole or in part as may be required by Funding. Copies of Funding's loan agreement with JCPenney are available upon request.

Funding issues commercial paper through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley Dean Witter to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. The commercial paper was rated "A2" by Standard & Poor's Corporation, "P2" by Moody's Investors Service, and "F2" by Fitch Investors Service, Inc. at the end of fiscal 1999.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover interest expense at a coverage ratio of at least one and one-half times.

Net income was $46 million in 1999 as compared with $35 million in 1998 and $43 million in 1997. The increase in 1999 is attributed to higher borrowing levels. The decrease in 1998 is attributed to lower borrowing levels and lower interest rates. Interest expense was $137 million in 1999 compared with $106 million in 1998 and $127 million in 1997. Interest earned from JCPenney was $208 million in 1999 compared to $160 million in 1998 and $193 million in 1997.

Commercial paper borrowings averaged $2,477 million in 1999 compared to $1,922 million in 1998 and $2,129 million in 1997. The average interest rate on commercial paper was 5.5 percent for each of the last three fiscal years.

On December 6, 1999 JCPenney completed the sale of its credit card receivables and credit facilities to General Electric Capital Corporation (GECC). JCPenney used a part of the proceeds to repay a portion of its loan from Funding. Funding in turn used the proceeds to pay down its short term commercial paper debt.

At year end 1999, the Loan to JCPenney balance was $1,588 million as compared with $3,129 million at the end of the prior year. Short term debt was $330 million as compared with $1,924 million at the end of the prior year.

Committed bank credit facilities available to Funding and JCPenney as of January 29, 2000 amounted to $3 billion. The facilities, as amended and restated, support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver expiring 9/29/2000, and a $1.5 billion, five-year revolver expiring 11/21/2002. There were no outstanding borrowings under these credit facilities during fiscal 1999.

We would like to express our appreciation to the institutional investment community, as well as to our credit line participants and commercial paper dealers for their continued support during 1999.


STATEMENTS OF INCOME                                                          J. C. PENNEY FUNDING CORPORATION
($ in millions)

FOR THE YEAR                                                                1999             1998             1997
                                                                       -------------------------------------------

INTEREST INCOME FROM JCPENNEY.......................................   $     208       $      160        $     193


INTEREST EXPENSE....................................................         137              106              127
                                                                       ---------       ----------        ---------


INCOME BEFORE INCOME TAXES  ........................................          71               54               66
      Income taxes  ................................................          25               19               23
                                                                       ---------       ----------        ---------
NET INCOME  ........................................................   $      46       $       35        $      43
                                                                       =========       ==========        =========


STATEMENTS OF REINVESTED EARNINGS
($ in millions)
                                                                           1999             1998             1997
                                                                       -------------------------------------------

BALANCE AT BEGINNING OF YEAR  .......................................  $    1,042       $   1,007        $     964
NET INCOME  .........................................................          46              35               43
                                                                       ----------       ---------        ---------
BALANCE AT END OF YEAR  .............................................  $    1,088       $   1,042        $   1,007
                                                                       ==========       =========        =========










See Notes to Financial Statements on page 7


BALANCE SHEETS                                                     J. C. PENNEY FUNDING CORPORATION
(In millions except share data)

                                                                           1999              1998
                                                                       --------------------------

ASSETS
Loans to JCPenney ..................................................   $   1,588       $    3,129
                                                                       =========       ==========


LIABILITIES AND EQUITY OF JCPENNEY
CURRENT LIABILITIES
Short term debt  ...................................................   $     330       $    1,924
Due to JCPenney  ...................................................          25               18
                                                                       ---------       ----------
      TOTAL CURRENT LIABILITIES.....................................         355            1,942


EQUITY OF JCPENNEY
Common stock (including contributed
capital), par value $100:
     Authorized, 750,000 shares -
     issued and outstanding, 500,000 shares  .......................         145              145
Reinvested earnings  ...............................................       1,088            1,042
                                                                       ---------       ----------
      TOTAL EQUITY OF JCPENNEY......................................       1,233            1,187
                                                                       ---------       ----------
      TOTAL LIABILITIES AND EQUITY OF JCPENNEY......................   $   1,588       $    3,129
                                                                       =========       ==========










See Notes to Financial Statements on page 7


STATEMENTS OF CASH FLOWS                                                    J. C. PENNEY FUNDING CORPORATION
($ in millions)


FOR THE YEAR                                                               1999              1998             1997
                                                                       -------------------------------------------

OPERATING ACTIVITIES
Net income  ........................................................   $      46       $       35        $      43
(Increase)Decrease in loans to JCPenney.............................       1,541             (538)           2,471
Increase(Decrease) in amount due to JCPenney .......................           7               (5)              22
                                                                       ---------       -----------       ----------
                                                                       $   1,594       $     (508)       $   2,536

FINANCING ACTIVITIES
Increase(Decrease) in short term debt  .............................   $  (1,594)      $      508        $  (2,536)


SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid  .....................................................   $     137        $     106        $     127
Income taxes paid ..................................................   $      19        $      23        $       2










See Notes to Financial Statements on page 7

INDEPENDENT AUDITORS' REPORT                   J. C. PENNEY FUNDING CORPORATION
To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 29, 2000 and January 30, 1999, and the related statements of income, reinvested earnings, and cash flows for each of the years in the three-year period ended January 29, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 29, 2000 and January 30, 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended January 29, 2000 in conformity with generally accepted accounting principles.



                                                                   /s/ KPMG LLP
Dallas, Texas
February 24, 2000

-------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

NATURE OF OPERATIONS
J. C. Penney Funding Corporation ("Funding") is a wholly-owned consolidated subsidiary of J. C. Penney Company, Inc. ("JCPenney"). The principal business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad.

DEFINITION OF FISCAL YEAR
Funding's fiscal year ends on the last Saturday in January. Fiscal 1999 ended January 29, 2000, fiscal 1998 ended January 30, 1999, and fiscal 1997 ended January 31, 1998. Fiscal 1997 was a 53-week year and Fiscal 1998 and 1999 were 52-week years.

COMMERCIAL PAPER PLACEMENT
Funding places commercial paper solely through dealers. The average interest rate on commercial paper at year end 1999, 1998, and 1997 was 6.3%, 5.1%, and 5.7%, respectively.

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

COMMITTED BANK CREDIT FACILITIES
Committed bank credit facilities available to Funding and JCPenney as of January 29, 2000 amounted to $3 billion. The facilities, as amended and restated, support JCPenney's short term borrowing program, and are comprised of a $1.5 billion, 364-day revolver expiring 9/29/2000, and a $1.5 billion, five-year revolver expiring 11/21/2002. There were no outstanding borrowings under these credit facilities at January 29, 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of short term debt (commercial paper) at January 29, 2000 and January 30, 1999 approximates the amount as reflected on the balance sheet due to its short average maturity.

The fair value of loans to JCPenney at January 29, 2000, and January 30, 1999 also approximates the amount reflected on the balance sheet because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.


FIVE YEAR FINANCIAL SUMMARY                                                         J. C. PENNEY FUNDING CORPORATION
($ in millions)


AT YEAR END                                               1999        1998          1997          1996        1995
                                                    -----------------------------------------------------------------

CAPITALIZATION
      Short term debt
           Commercial paper  ....................   $      330     $   1,924      $  1,416     $   2,049    $   1,482
           Credit line advance...................            0             0             0         1,903            0
                                                    ----------     ---------      --------     ---------    ---------
               Total short term debt  ...........          330         1,924         1,416         3,952        1,482

      Equity of JCPenney  .......................        1,233         1,187         1,152         1,109        1,071
                                                    ----------     ---------      --------     ---------    ---------

TOTAL CAPITALIZATION  ...........................   $    1,563     $   3,111      $  2,568     $   5,061    $   2,553
                                                    ==========     =========      ========     =========    =========

COMMITTED BANK CREDIT FACILITIES  ...............   $    3,000     $   3,000      $  3,000     $   6,000    $   3,000


FOR THE YEAR

INCOME              .............................   $      208     $     160      $    193     $     169    $     194
EXPENSES            .............................   $      137     $     106      $    127     $     111    $     128
NET INCOME          .............................   $       46     $      35      $     43     $      38    $      43
FIXED CHARGES - TIMES EARNED  ...................         1.52          1.52          1.52          1.52         1.52

PEAK SHORT TERM DEBT  ...........................   $    3,582     $   3,117      $  4,295     $   4,010    $   2,771

AVERAGE DEBT        .............................   $    2,475     $   1,938      $  2,247     $   2,041    $   2,145

AVERAGE INTEREST RATES...........................          5.5%          5.5%          5.6%          5.5%         5.9%



QUARTERLY DATA                                                                    J. C. PENNEY FUNDING CORPORATION
($ in millions) (Unaudited)

                                     FIRST                 SECOND                 THIRD                FOURTH
                                -----------------     -----------------     -----------------    -----------------
                                1999  1998   1997     1999  1998   1997     1999  1998   1997    1999   1998  1997
                                ----  ----   ----     ----  ----   ----     ----  ----   ----    ----   ----  ----

Income  ..................... $   47    34     82       47    33     29       63    46     35      51     47    47
Expenses  ................... $   31    22     54       31    22     19       41    30     23      34     32    31
Income before taxes  ........ $   16    12     28       16    11     10       22    16     12      17     15    16
Net income  ................. $   10     8     18       10     7      7       15    10      8      11     10    10
Fixed charges -
  times earned  .............   1.52  1.52   1.52     1.52  1.52   1.52     1.52  1.52   1.52    1.52   1.52  1.52
