Form 10-K405, Exhibit 13
period 2001-01-27
PENNEY J C FUNDING CORP
filed 2001-04-24
CIK 77193

                                                                      EXHIBIT 13

=====================================================================================================
J. C. PENNEY FUNDING CORPORATION                                                   2000 ANNUAL REPORT

Financial Highlights ($ in millions)

For the Year                                                                   2000     1999     1998
                                                                             ------------------------
Net income...............................................................    $    5  $    46  $    35

Fixed charges - times earned.............................................      1.52     1.52     1.52

Commercial paper and Line of Credit Debt

   Volume................................................................    $1,801  $17,165  $11,610

   Peak outstanding......................................................    $  842  $ 3,582  $ 3,117

   Average outstanding...................................................    $  193  $ 2,475  $ 1,938


At Year End

Loans to JCPenney........................................................    $1,240  $ 1,588  $ 3,129

Short Term Debt..........................................................    $    0  $   330  $ 1,924

Equity of JCPenney.......................................................    $1,238  $ 1,233  $ 1,187

Table of Contents
Financial Highlights.............................................................................   2
Management's Discussion and Analysis of Financial Condition and Results of Operations............   3
Statements of Income.............................................................................   4
Statements of Reinvested Earnings................................................................   4
Balance Sheets...................................................................................   5
Statements of Cash Flows.........................................................................   6
Independent Auditors' Report.....................................................................   7
Notes to Financial Statements....................................................................   7
Five Year Financial Summary......................................................................   8
Quarterly Data...................................................................................   9
Commercial Paper Sales Policies..................................................................  10
Directors and Officers...........................................................................  11

Management's Discussion and Analysis of                       2000 Annual Report
Financial Condition and Results of Operations


J. C. Penney Funding Corporation ("Funding") is a wholly-owned subsidiary of J.
C. Penney Company, Inc. ("JCPenney"). The business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. The loan agreement between Funding and JCPenney provides for unsecured loans to be made by Funding to JCPenney. Each loan is evidenced by a revolving promissory note and is payable upon demand in whole or in part as may be required by Funding. Copies of Funding's loan agreement with JCPenney are available upon request.

To assist in financing the operations of JCPenney, Funding from time to time issues commercial paper through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley Dean Witter to corporate and institutional investors in the domestic market. The commercial paper is guaranteed by JCPenney on a subordinated basis. The commercial paper was rated "A3" by Standard & Poor's Corporation, "Not-Prime" by Moody's Investors Service, and "F3" by Fitch Investors Service, Inc. as of March 22, 2001.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover interest expense at a coverage ratio of at least one and one-half times.

Net income was $5 million in 2000 as compared with $46 million in 1999 and $35 million in 1998. The decrease in 2000 is attributed to lower borrowing levels, and the increase in 1999 is attributed to higher borrowing levels. Interest expense was $13 million in 2000 compared with $137 million in 1999 and $106 million in 1998. Interest earned from JCPenney was $20 million in 2000 compared to $208 million in 1999 and $160 million in 1998.

Commercial paper borrowings averaged $193 million in 2000 compared to $2,475 million in 1999 and $1,938 million in 1998. The average interest rate on commercial paper was 6.7 per cent for fiscal 2000 and 5.5% for both 1999 and 1998.

Funding did not have any short-term debt outstanding as of January 27, 2001, a decrease of $330 million from the prior year end.

At year end 2000, the balance of the Loan to JCPenney was $1,240 million as compared with $1,588 million at the end of the prior year.

On December 6, 1999 JCPenney sold its credit card receivables and credit facilities to General Electric Capital Corporation (GECC). JCPenney used a part of the proceeds to repay a portion of its loan from Funding. Funding in turn used the proceeds to pay down its short term commercial paper debt.

On March 7, 2001, JCPenney signed a definitive agreement with a U.S. subsidiary of AEGON N.V. (AEGON) to sell the assets of its J.C. Penney Direct Marketing Services, Inc. (DMS) business, consisting of the stock of its insurance subsidiaries and related businesses. JCPenney will receive cash proceeds at closing of approximately $1.3 billion. The parties also established a 15-year strategic marketing alliance which is expected to generate up to $300 million to JCPenney on a present value basis. The sale of DMS and the credit card operation has created significant liquidity for JCPenney. Accordingly, the need for commercial paper financing in the future will be greatly reduced.

Available to Funding and JCPenney is a committed bank credit line in the form of a $1.5 billion, five-year revolving credit facility, which expires November 21, 2002. No borrowings have been made under this facility.

Statements of Income                 J. C. Penney Funding Corporation
($ in millions)

For the Year                                 2000      1999      1998
                                           --------------------------


Interest income from JCPenney...........   $   20    $  208    $  160


Interest expense........................       13       137       106
                                           ------    ------    ------

Income before income taxes..............        7        71        54
   Income taxes.........................        2        25        19
                                           ------    ------    ------
Net income..............................   $    5    $   46    $   35
                                           ======    ======    ======


Statements of Reinvested Earnings
($ in millions)
                                             2000      1999      1998
                                           ------    ------    ------

Balance at beginning of year............   $1,088    $1,042    $1,007
Net income..............................        5        46        35
                                           ------    ------    ------
Balance at end of year..................   $1,093    $1,088    $1,042
                                           ======    ======    ======

See Notes to financial Statements on page 7
                                                                               4

Balance Sheets                                  J. C. Penney Funding Corporation
(In millions except share data)

                                                       2000    1999
                                                     --------------

Assets
Loans to JCPenney................................    $1,240  $1,588
                                                     ======  ======


Liabilities and Equity of JCPenney

Current Liabilities
Short term debt..................................    $    0  $  330
Due to JCPenney..................................         2      25
                                                     ------  ------
     Total Current Liabilities...................         2     355


Equity of JCPenney

Common stock (including contributed
capital), par value $100:
     Authorized, 750,000 shares -
     issued and outstanding, 500,000 shares......       145     145
Reinvested earnings..............................     1,093   1,088
                                                     ------  ------
     Total Equity of JCPenney....................     1,238   1,233
                                                     ------  ------
     Total Liabilities and Equity of JCPenney....    $1,240  $1,588
                                                     ======  ======

See Notes to Financial Statements on page 7

Statements of Cash Flows                        J. C. Penney Funding Corporation
($ in millions)



For the Year                                           2000       1999     1998
                                                      -------------------------

Operating Activities
Net income.......................................     $   5    $    46    $  35
Decrease (Increase) in loans to JCPenney.........       348      1,541     (538)
(Decrease) Increase in amount due to JCPenney....       (23)         7       (5)
                                                      -----    -------    -----
                                                      $ 330    $ 1,594    $(508)

Financing Activities
(Decrease) Increase in short term debt...........     $(330)   $(1,594)   $ 508


Supplemental Cash Flow Information
Interest paid....................................     $  13    $   137    $ 106
Income taxes paid................................     $  25    $    19    $  23

                                                                     ___________

See Notes to financial Statements on page 7
                                                                               6

Independent Auditors' Report                    J. C. Penney Funding Corporation

To the Board of Directors of
J. C. Penney Funding Corporation:

We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 27, 2001 and January 29, 2000, and the related statements of income, reinvested earnings, and cash flows for each of the years in the three-year period ended January 27, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 27, 2001 and January 29, 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended January 27, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
February 22, 2001

================================================================================
Notes to Financial Statements

Nature of Operations
--------------------
J. C. Penney Funding Corporation ("Funding") is a wholly-owned subsidiary of J.
C. Penney Company, Inc. ("JCPenney"). The principal business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad.

Definition of Fiscal Year
Funding's fiscal year ends on the last Saturday in January. Fiscal 2000 ended January 27, 2001, fiscal 1999 ended January 29, 2000, and fiscal 1998 ended January 30, 1999. All three years contained 52 weeks.

Commercial Paper Placement
Funding places commercial paper solely through dealers. The average interest rate on commercial paper was 6.7% for fiscal 2000 and 5.5% for both 1999 and 1998.

Summary Of Accounting Policies
------------------------------

Income Taxes
Funding's taxable income is included in the consolidated federal income tax return of JCPenney. Income taxes in Funding's statements of income are computed as if Funding filed a separate federal income tax return.

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

Committed Bank Credit Facility
------------------------------
Available to Funding and JCPenney is a committed bank credit line in the form of a $1.5 billion, five-year revolving credit facility, which expires November 21, 2002. No borrowings have been made under this facility.

Fair Value of Financial Instruments
-----------------------------------
The fair value of short term debt (commercial paper) at January 27, 2001 and January 29, 2000 approximates the amount reflected on the balance sheets due to its short average maturity.

The fair value of loans to JCPenney at January 27, 2001, and January 29, 2000 also approximates the amount reflected on the balance sheets because the loan is payable on demand and the interest charged on the loan balance is adjusted to reflect current market interest rates.

Five Year Financial Summary                       J. C. Penney Funding Corporation
($ in millions)


At Year End                                   2000      1999     1998     1997     1996
                                            -------------------------------------------
Capitalization
   Short term debt
      Commercial paper...................   $     0  $   330  $ 1,924  $ 1,416  $ 2,049
      Credit line advance................         0        0        0        0    1,903
                                            -------  -------  -------  -------  -------
        Total short term debt............         0      330    1,924    1,416    3,952

   Equity of JCPenney....................     1,238    1,233    1,187    1,152    1,109
                                            -------  -------  -------  -------  -------
Total capitalization.....................   $ 1,238  $ 1,563  $ 3,111  $ 2,568  $ 5,061
                                            =======  =======  =======  =======  =======

Committed bank credit facilities.........   $ 1,500  $ 3,000  $ 3,000  $ 3,000  $ 6,000


For the Year

Income...................................   $    20  $   208  $   160  $   193  $   169
Expenses.................................   $    13  $   137  $   106  $   127  $   111
Net income...............................   $     5  $    46  $    35  $    43  $    38
Fixed charges - times earned.............      1.52     1.52     1.52     1.52     1.52

Peak short term debt.....................   $   842  $ 3,582  $ 3,117  $ 4,295  $ 4,010

Average debt.............................   $   193  $ 2,475  $ 1,938  $ 2,247  $ 2,041

Average interest rates...................       6.7%     5.5%     5.5%     5.6%     5.5%

                                                                    ____________

Quarterly Data                                  J. C. Penney Funding Corporation
($ in millions) (Unaudited)

                                     First               Second                 Third                Fourth
                                ----------------   ------------------   -------------------    ------------------
                                2000  1999  1998   2000   1999   1998   2000    1999   1998    2000  1999    1998
                                ----  ----  ----   ----   ----   ----   ----    ----   ----    ----  ----    ----
Income.......................  $   5    47    34      -     47     33     11      63     46       4    51      47
Expenses.....................  $   3    31    22      -     31     22      7      41     30       3    34      32
Income before taxes..........  $   2    16    12      -     16     11      4      22     16       1    17      15
Net income...................  $   1    10     8      -     10      7      3      15     10       1    11      10
Fixed charges -
  times earned...............   1.52  1.52  1.52   1.52   1.52   1.52   1.52    1.52   1.52    1.52  1.52    1.52

                                                                 _______________

Commercial Paper Sales Policies                 J. C. Penney Funding Corporation

JCPenney Funding issues commercial paper through dealer-placed commercial paper programs. JCPenney`s commercial paper sales policies are the same as those used by each respective dealer. For more information on those policies, contact Ms. Stephanie Gentile at Credit Suisse First Boston Corporation, 212-325-3358, Mr. Todd Nordstrom at J.P. Morgan Securities Inc., 212-834-5471, Mr. K. Carter Harris at Merrill Lynch Money Markets Inc., 212-449-0348, or Mr. Robert M. Bonafide at Morgan Stanley Dean Witter, 212-761-1872.


RATINGS

Ratings as of March 22, 2001 were as follows:

Standard & Poor's Corporation             A3
Moody's Investors Service                 Not-Prime
Fitch Investors Service, Inc. (1)         F3

(1) Rating under review.

RATES

Rates and information are available nationally through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., or Morgan Stanley Dean Witter.

                                                                    ____________