Form 10-K, Exhibit 13
period 2002-01-26
PENNEY J C FUNDING CORP
filed 2002-04-25
CIK 77193

                                                                      Exhibit 13

--------------------------------------------------------------------------------


                        J. C. PENNEY FUNDING CORPORATION






                               2001 ANNUAL REPORT

--------------------------------------------------------------------------------

J. C. Penney Funding Corporation                                                                2001 Annual Report

Financial Highlights ($ in millions)

For the Year                                                                2001             2000             1999
                                                                         -----------------------------------------

Net income ..........................................................    $     0         $      5         $     46

Fixed charges - times earned ........................................          -             1.52             1.52

Commercial paper and Line of Credit Debt

      Volume ........................................................    $     0         $  1,801         $ 17,165

      Peak outstanding ..............................................    $     0         $    842         $  3,582

      Average outstanding ...........................................    $     0         $    193         $  2,475


At Year End

Loans to JCPenney ...................................................    $ 1,238         $  1,240         $  1,588

Short Term Debt .....................................................    $     0         $      0         $    330

Equity of JCPenney ..................................................    $ 1,238         $  1,238         $  1,233

Table of Contents

Financial Highlights ...........................................................................................  2
Management's Discussion and Analysis of Financial Condition and Results of Operations ..........................  3
Statements of Income ...........................................................................................  4
Statements of Reinvested Earnings ..............................................................................  4
Balance Sheets .................................................................................................  5
Statements of Cash Flows .......................................................................................  6
Independent Auditors' Report ...................................................................................  7
Notes to Financial Statements ..................................................................................  7
Five Year Financial Summary ....................................................................................  8
Quarterly Data .................................................................................................  9
Commercial Paper Sales Policies ...............................................................................  10
Directors and Officers ......................................................................................... 11

Management's Discussion and Analysis of                      2001 Annual Report
Financial Condition and Results of Operations

J. C. Penney Funding Corporation ("Funding") is a wholly-owned subsidiary of J.
C. Penney Corporation, Inc. ("JCPenney"). The business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. The loan agreement between Funding and JCPenney provides for unsecured loans to be made by Funding to JCPenney. Each loan is evidenced by a revolving promissory note and is payable upon demand in whole or in part as may be required by Funding. Copies of Funding's loan agreement with JCPenney are available upon request.

To assist in financing the operations of JCPenney, Funding from time to time issues commercial paper through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., and Morgan Stanley Dean Witter to corporate and institutional investors in the domestic market. No commercial paper was issued during 2001. The commercial paper is guaranteed by JCPenney on a subordinated basis. The commercial paper was rated "A3" by Standard & Poor's Ratings Services, "Not Prime" by Moody's Investors Service, Inc., and "B" by Fitch Ratings as of March 15, 2002.

Funding had no short-term debt outstanding as of January 26, 2002 nor as of January 27, 2001.

Income is derived primarily from earnings on loans to JCPenney and is designed to produce earnings sufficient to cover interest expense at a coverage ratio of at least one and one-half times.

As a result of there being no commercial paper issuance or outstanding amounts in fiscal 2001, no earnings coverage was required resulting in no income or expense for the year. Net income was $5 million in 2000 and $46 million in 1999. Interest expense was $13 million in 2000 compared with $137 million in 1999. Interest earned from JCPenney was $20 million in 2000 compared to $208 million in 1999.

Commercial paper borrowings averaged $193 million in 2000 compared to $2,475 million in 1999. The average interest rate on commercial paper was 6.7 per cent for fiscal 2000 and 5.5% for 1999.

At year-end 2001, the balance of the Loan to JCPenney was $1,238 million as compared with $1,240 million at the end of the prior year.

A committed bank credit line is available to Funding and JCPenney in the form of a $1.5 billion, five-year revolving credit facility, which expires November 21, 2002. No borrowings have been made under this facility.

JCPenney's liquidity continued to strengthen during 2001 with $2.8 billion in cash and short-term investments as of January 26, 2002. The strong liquidity position is a result of the following: (1) improved profitability of operations, which generated approximately $200 million of free cash flow (operating cash flow after capital expenditures and dividends); (2) the sale of the assets of J.C. Penney Direct Marketing Services, Inc. which netted $1.1 billion in after-tax proceeds; (3) the issuance of $650 million aggregate principal amount of JCPenney's 5% Convertible Subordinated Notes, which generated $630 million in cash proceeds, net of transaction fees; and (4) the establishment of the Eckerd managed care receivable securitization program, which generated $200 million of proceeds. Management believes that the current cash position is adequate to cover debt maturities over the next several years.

As a result of JCPenney's strong liquidity position, it is not anticipated that any external financing will be required in 2002 to fund JCPenney's operating cash needs.

Statements of Income                                                               J. C. Penney Funding Corporation
($ in millions)

For the Year                                                                2001             2000             1999
                                                                       -------------------------------------------

Interest income from JCPenney ....................................     $       0       $       20        $     208


Interest expense .................................................             0               13              137
                                                                       ---------       ----------        ---------


Income before income taxes .......................................             0                7               71
      Income taxes ...............................................             0                2               25
                                                                       ---------       ----------        ---------
Net income .......................................................     $       0       $        5        $      46
                                                                       =========       ==========        =========

Statements of Reinvested Earnings
($ in millions)
                                                                             2001            2000             1999
                                                                       -------------------------------------------
Balance at beginning of year .....................................     $    1,093       $   1,088        $   1,042
Net income .......................................................              0               5               46
                                                                       ----------       ---------        ---------
Balance at end of year ...........................................     $    1,093       $   1,093        $   1,088
                                                                       ==========       =========        =========

See Notes to Financial Statements on page 7

Balance Sheets                                                      J. C. Penney Funding Corporation
(In millions except share data)

                                                                           2001              2000
                                                                       --------------------------
Assets

Loans to JCPenney ................................................     $   1,238       $    1,240
                                                                       =========       ==========

Liabilities and Equity of JCPenney
Current Liabilities
Short term debt ..................................................     $       0       $        0
Due to JCPenney ..................................................             0                2
                                                                       ---------       ----------
      Total Current Liabilities ..................................             0                2

Equity of JCPenney
Common stock (including contributed
capital), par value $100:
     Authorized, 750,000 shares -
     issued and outstanding, 500,000 shares ......................           145              145
Reinvested earnings ..............................................         1,093            1,093
                                                                       ---------       ----------
      Total Equity of JCPenney ...................................         1,238            1,238
                                                                       ---------       ----------
      Total Liabilities and Equity of JCPenney ...................     $   1,238       $    1,240
                                                                       =========       ==========

See Notes to Financial Statements on page 7

Statements of Cash Flows                                                     J. C. Penney Funding Corporation
($ in millions)

For the Year                                                                2001             2000             1999
                                                                       -------------------------------------------
Operating Activities

Net income ........................................................    $       0       $        5        $      46
Decrease (Increase) in loans to JCPenney ..........................            2              348            1,541
(Decrease) Increase in amount due to JCPenney .....................           (2)             (23)               7
                                                                       ----------      -----------       ---------
                                                                       $       0       $      330        $   1,594

Financing Activities

(Decrease) Increase in short term debt ............................    $       0       $     (330)       $  (1,594)

Supplemental Cash Flow Information

Interest paid .....................................................    $       0       $       13         $    137
Income taxes paid .................................................    $       2       $       25         $     19

See Notes to Financial Statements on page 7
                                                                               6

Independent Auditors' Report                  J. C. Penney Funding Corporation
To the Board of Directors of
J. C. Penney Funding Corporation:


We have audited the accompanying balance sheets of J. C. Penney Funding Corporation as of January 26, 2002 and January 27, 2001, and the related statements of income, reinvested earnings, and cash flows for each of the years in the three-year period ended January 26, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Funding Corporation as of January 26, 2002 and January 27, 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended January 26, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Dallas, Texas
February 21, 2002

________________________________________________________________________________
Notes to Financial Statements

Nature of Operations
--------------------
J. C. Penney Funding Corporation ("Funding") is a wholly-owned subsidiary of J.
C. Penney Corporation, Inc. ("JCPenney"). The principal business of Funding consists of financing a portion of JCPenney's operations through loans to JCPenney. To finance its operations, Funding issues commercial paper, which is guaranteed by JCPenney on a subordinated basis, to corporate and institutional investors in the domestic market. Funding has, from time to time, issued long term debt in public and private markets in the United States and abroad.

Definition of Fiscal Year
Funding's fiscal year ends on the last Saturday in January. Fiscal 2001 ended January 26, 2002, fiscal 2000 ended January 27, 2001, and fiscal 1999 ended January 29, 2000. All three years contained 52 weeks.

Commercial Paper Placement
Funding places commercial paper solely through dealers. The average interest rate on commercial paper was 6.7% for fiscal 2000 and 5.5% for 1999. No commercial paper was issued during fiscal 2001.

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

Committed Bank Credit Facility
------------------------------
A committed bank credit line is available to Funding and JCPenney in the form of a $1.5 billion, five-year revolving credit facility, which expires November 21, 2002. No borrowings have been made under this facility.

Fair Value of Financial Instruments
-----------------------------------
The fair value of short-term debt (commercial paper) at January 27, 2001 and January 29, 2000 approximates the amount reflected on the balance sheets due to its short average maturity.

The fair value of loans to JCPenney at January 26, 2002, and January 27, 2001 also approximates the amount reflected on the balance sheets because the loan is payable on demand.

                                                                      __________

Five Year Financial Summary                     J. C. Penney Funding Corporation
($ in millions) (Unaudited)

At Year End                                  2001        2000      1999      1998      1997
                                            --------------------------------------------------
Capitalization
      Short term debt
           Commercial paper ........        $     0    $     0    $   330   $ 1,924    $ 1,416
           Credit line advance .....              0          0          0         0          0
                                            -------    -------    -------   -------    -------
               Total short term debt              0          0        330     1,924      1,416

      Equity of JCPenney ...........          1,238      1,238      1,233     1,187      1,152
                                            -------    -------    -------   -------    -------
Total capitalization ...............        $ 1,238    $ 1,238    $ 1,563   $ 3,111    $ 2,568
                                            =======    =======    =======   =======    =======

Committed bank credit facilities ...        $ 1,500    $ 1,500    $ 3,000   $ 3,000    $ 3,000


For the Year

Income .............................        $     0    $    20    $   208    $  160    $   193
Expenses ...........................        $     0    $    13    $   137    $  106    $   127
Net income .........................        $     0    $     5    $    46    $   35    $    43
Fixed charges - times earned .......              -       1.52       1.52      1.52       1.52

Peak short term debt ...............        $     0    $   842    $ 3,582    $3,117    $ 4,295

Average debt .......................        $     0    $   193    $ 2,475    $1,938    $ 2,247

Average interest rates .............              -        6.7%       5.5%      5.5%       5.6%

                                                                    ____________

Quarterly Data                                  J. C. Penney Funding Corporation
($ in millions) (Unaudited)


                                First                 Second                 Third               Fourth
                        -------------------     -----------------     -----------------    -----------------
                         2001   2000   1999     2001  2000   1999     2001  2000   1999    2001   2000  1999
                        -----   ----   ----     ----  ----   ----     ----  ----   ----    ----   ----  ----
Income ...............  $   0      5     47        0     0     47        0    11     63       0      4    51
Expenses .............  $   0      3     31        0     0     31        0     7     41       0      3    34
Income before taxes ..  $   0      2     16        0     0     16        0     4     22       0      1    17
Net income ...........  $   0      1     10        0     0     10        0     3     15       0      1    11
Fixed charges -
  times earned .......      -   1.52   1.52        -  1.52   1.52        -  1.52   1.52       -   1.52  1.52

                                                                       _________

Commercial Paper Sales Policies                 J. C. Penney Funding Corporation

Funding issues commercial paper through dealer-placed commercial paper programs. JCPenney's commercial paper sales policies are the same as those used by each respective dealer. For more information on those policies, contact Ms. Stephanie Gentile at Credit Suisse First Boston Corporation, 212-325-4713, Mr. Todd Nordstrom at J.P. Morgan Securities Inc., 212-834-5471, Mr. Robert J. Little at Merrill Lynch Money Markets Inc., 212-449-0349, or Mr. Michael Maita at Morgan Stanley Dean Witter, 212-761-1928.


RATINGS

Ratings as of March 15, 2002 were as follows:

Standard & Poor's Ratings Services         A3
Moody's Investors Service, Inc.            Not Prime
Fitch Ratings                              B



RATES

Rates and information are available nationally through Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch Money Markets Inc., or Morgan Stanley Dean Witter.

                                                                      __________

J. C. Penney Funding Corporation                              2001 Annual Report

Board of Directors
Michael P. Dastugue
Chairman of the Board
J. C. Penney Funding Corporation
Vice President and Treasurer
J. C. Penney Corporation, Inc.





Officers

Michael P. Dastugue
Chairman of the Board

Michael D. Porter
President

William J. Alcorn
Vice President and Controller

Frank N. Napoli
Vice President and Treasurer

Charles R. Lotter
Secretary

Jeffrey J. Vawrinek
Assistant Secretary

                                                                      __________